ACCESSION NUMBER:
CONFORMED SUBMISSION TYPE: 6-K
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 19990430
FILED AS OF DATE:


FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: BELMONT RESOURCES INC.
CENTRAL INDEX KEY:
STANDARD INDUSTRIAL CLASSIFICATION: METAL MINING (1000)
FISCAL YEAR END:    0131

FILING VALUES:
FORM TYPE: 6-K
SEC ACT:
SEC FILE NUMBER:
FILM NUMBER:

BUSINESS ADDRESS:
STREET 1: #1180 - 666 Burrard Street
CITY: Vancouver
STATE: BC, Canada
ZIP: V6C 2X8

FORM 6-K, BELMONT RESOURCES INC.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended April 30, 1999.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
           ----                        ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

BELMONT RESOURCES INC.

Three Months Ended April 30, 1999

Index

                                                                        Page No.
PART I   Financial Information

Item 1   Financial Statements

         Consolidated Balance Sheets April 30, 1999 and January 31, 1999

         Statement of Operations and Deficit for three months ended April 30, 1999 and April 30, 1998

         Cash Flow for the three months ended April 30, 1999 and April 30,
         1998

PART II  Supplementary Information for the Quarter ended April 30, 1999

Item 1   Deferred Exploration & Development Costs

Item 2   a) Securities Issued During the Quarter ended April 30, 1999

         b) Summary of Options Granted During the Quarter ended April 30, 1999

Item 3   a) Authorized and Issued Share Capital as at April 30, 1999

         b) Summary of Options, Warrants and Convertible Securities Outstanding as at April 30, 1999

         c) Shares in Escrow or Subject to Pooling as at April 30, 1999

         d) List of Director as at April 30, 1999

PART III Management Discussion for the Quarter ended April 30, 1999 and up to the date of this Report

Item 1   Nature of Business

Item 2   Use of Proceeds

Item 3   Related Party Transactions

Item 4   Investor Relations Activities

Item 5   Significant Events & Transactions

         a) Acquisitions & Dispositions
         b) Material Expenditures
         c) News  Releases  &  Material  Change  Reports
         d) Breaches of Corporate, Securities or other laws, or of an Issuer's Listing Agreement with the Vancouver Stock Exchange
         e) Regulatory Approval
         f) Working Capital
         g) General


BELMONT RESOURCES INC.
----------------------

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Belmont Resources Inc. for the three months ended April 30, 1999.

For further information, please contact:

Gary Musil
Secretary/Director

(604) 683-6648

email: gmusil@direct.ca
website: www.belmont-resources.com

Stock Symbols:

VSE ("BEO")
OTC B-B ("BEOVF")

- ------------------------------------------------------------------

BELMONT RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)


                                                         As at        As at
                                                       April 30,    January 31,
                                                          1999         1999
                                                       ---------    ----------
                                                      (UNAUDITED)

ASSETS

CURRENT ASSETS
    Cash and short-term investments                  $   145,802   $   229,809
    Accounts receivable                                   17,987        17,436
    Marketable securities                              3,437,100     3,437,100
    Deferred income taxes                                      0             0
    Prepaid expenses                                       3,378         3,486
                                                      ----------    ----------
                                                       3,604,267     3,687,831

INVESTMENTS IN SECURITIES                              2,291,400     2,291,400
RESOURCE PROPERTIES                                    5,433,249     5,339,126
ADVANCES                                                  55,000        55,000
CAPITAL ASSETS                                           222,382       222,382
                                                      ----------    ----------
                                                     $11,606,298   $11,595,739
                                                      ----------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities         $    48,144       $45,744
    Future income taxes                                  568,603       568,603
                                                      ----------    ----------
                                                         616,747       614,347
                                                      ----------    ----------

DUE TO SHAREHOLDERS                                          220           220
                                                      ----------    ----------
NON-CONTROLLING INTEREST                                   8,673         8,673
                                                      ----------    ----------
FUTURE INCOME TAXES                                      539,837       539,837
                                                      ----------    ----------

SHAREHOLDERS' EQUITY
    Share Capital                                     13,578,165    13,520,425
    Deficit                                           (3,137,343)   (3,087,763)
                                                      ----------    ----------
                                                      10,440,822    10,432,662
                                                      ----------    ----------
                                                     $11,606,298   $11,595,739
                                                      ----------    ----------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN CANADIAN DOLLARS)


                                                         Three months ended
                                                             April 30
                                                        1999            1998
                                                     -----------     ----------
Expenses
   Operating                                                  0              0
   Corporate administration                              49,997         62,708
                                                      ----------     ----------
                                                         49,997         62,708
                                                      ----------     ----------
Earnings (loss) from operations                         (49,997)       (62,708)
                                                      ----------     ----------
Other income (expense)
   Interest and other income                                417          4,834
   Loss on marketable securities                              0              0
   Provision for decline in value
     of marketable securities                                 0              0
                                                      ----------     ----------
                                                            417          4,834
                                                      ----------     ----------
Earnings (loss) before taxes                            (49,580)       (57,874)
                                                      ----------     ----------
Earnings (loss) for the period                          (49,580)       (57,874)
                                                      ----------     ----------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN CANADIAN DOLLARS)


                                                         Three months ended
                                                             April 30
                                                        1999            1998
                                                     -----------     ----------
Cash provided by (used in)
Operating activities
   Earnings (loss) for the period                    $  (49,580)    $  (57,874)
   Items not affecting cash
     Depreciation and depletion                               0              0
     Loss on marketable securities,
       net of tax provision                                   0              0
     Provision for decline in value
       of marketable securities                               0              0
     Deferred taxes                                           0              0
     Other                                                    0              0

Change in non-cash operating
     working capital
     Accounts receivable                                   (552)        (1,030)
     Prepaid expenses                                       108          5,962
     Accounts payable                                     2,400         19,889
                                                     -----------     ----------
 Net cash provided by (used in) operating activities    (47,624)       (33,053)

Investing activities
   Mining property expenditures                         (94,123)       ( 4,961)
   Oil and gas project  expenditures                          0        (64,175)
                                                     -----------     ----------
Net cash used in investing activities                   (94,123)       (69,136)
                                                     -----------     ----------
Financing activities
   Issue of capital stock, net                           57,740              0
                                                     -----------     ----------
Net cash provided by financing activities                57,740              0
                                                     -----------     ----------
Increase (decrease) in cash and
   short-term investments                               (84,007)       (102,189)
Cash and short-term investments
   at beginning of period                               229,809         637,523
                                                     -----------     -----------
Cash and short-term investments
   at end of period                                   $ 145,802       $ 535,334
                                                     -----------     -----------

PART II     SUPPLEMENTARY INFORMATION FOR THE QUARTER ENDED APRIL 30, 1999

Item 1
DEFERRED EXPLORATION & DEVELOPMENT COSTS AND TRANSACTIONS DURING THE QUARTER ENDED APRIL 30, 1999 AND CURRENT FISCAL YEAR-TO-DATE:

Deferred exploration & development - Costs are related to work on the Pezinok gold/antimony mineral property, and the Lac Rocher nickel/cobalt property.


Item 2
a) SECURITIES ISSUED DURING THE QUARTER ENDED APRIL 30, 1999:
                                       No. of
Date of     Type of                    Shares    Price   Total     Type of
Issue      Security    Type of Issue   Issued    Share   Proceeds  Consideration
--------   --------    -------------   -------   -----   --------  -------------
March 18    Common      Property        50,000   $0.50    $25,000     Assets
                        Acquisition

March 18    Common      Finder's Fee     5,000   $0.50     $2,500     Services

April 20    Common      Exercise        54,000   $0.56    $30,240       Cash
                        of Options

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED APRIL 30, 1999:

Date Granted   No. of Shares   Director or Employee  Exercise Price  Expiry Date
------------   -------------   --------------------  --------------  -----------

NIL


Item 3
a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 1999:

   The Company has authorized share capital of 50,000,000 common shares with no par value.

   The Company has issued and allotted shares of its capital stock totalling 19,709,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 1999:

Security        Number           Exercise Price          Expiry Date
--------        --------         --------------          -----------------
Options            5,000             $0.56               August 6, 1999
Options          889,000             $0.56               February 24, 2000


c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT APRIL 30, 1999:

Common shares in escrow - NIL

d) LIST OF DIRECTORS AS AT APRIL 30, 1999:

Vojtech Agyagos            President/Director
Gary Musil                 Secretary/Director
Kenneth B. Liebscher       Director
Peter P.H. John            Director
Nicolo Bellanca            Director
Peter E. Serck             Director

PART III MANAGEMENT DISCUSSION FOR THE QUARTER ENDED APRIL 30, 1999 AND UP TO THE DATE OF THIS REPORT

Management's Discussion and Analysis of
Financial Condition and Results of Operations

For the three months ended April 30, 1999
(Unaudited)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report and in the Registration Statement Form 20 F/R filed by the Company with the Securities and Exchange Commission.

All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Belmont Resources Inc.,are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate,and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Belmont expectations are disclosed under the heading "Risk Factors" and elsewhere in Belmont documents filed from time to time with the Vancouver Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Item 1 - Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950 acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebecwhere a recent nickle/cobalt discovery was announced.

Item 2 - Use of Proceeds:

During the quarter the Company received $30,240 through the exercise of incentive stock options.

Item 3 - Related Party Transactions:

During the quarter the following transactions took place with related parties:

(i) Management fees totalling $13,500 were accrued/paid to an officer/director.

(ii) The Company incurred $13,200 in office administrative services with a company controlled by a director.

(iii) Office rent totalling $4,500 was paid to a company managed by a director.

Item 4 - Investor Relations Activities:

There were no new investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Item 5 - Significant Events & Transactions:

(a)  Acquisitions & Dispositions:

See section (c) following - January 20, March 8, March 16 and May 13, 1999 news releases.

(b)  Material Expenditures:

The major increases were: Wages & Administrative services $18,001 in 1999 ($15,883 in 1998). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC") and the year-end audited financials. Also consulting fees $2,500 in 1999 (nil) in 1998 as a result of finders fee paid for the Lac Rocher property acquisition. Overall administrative costs decreased 20.3% ($12,711) less than 1998. The Company incurred $64,175 in costs relating to the acquisition of the Maseva Gas interest in a 209,950 acre concession area in eastern Slovakia during the first quarter last year, however nil during 1999 as the interest has since been sold to EuroGas, Inc.

(c)  News Releases & Material Change Reports:

October 6, 1998 - The Company reports that the common shares of Belmont Resources Inc. have been approved for trading on the NASD OTC Bulletin Board under the symbol BEOVF.
This listing will assist the Company in the dissemination of news to its numerous U.S. shareholders. Along with our listing in Moody's Investor Services, it is the Company's desire to continue to enhance our exposure in the U.S. and world financial markets.

January 20, 1999 - The Company announced the closing of the sale of its 90% ownership in
Maseva Gas s.r.o. to EuroGas, Inc. (OTC-EUGS). Belmont has received 2.5 million shares of
EuroGas, Inc. along with a 2-year warrant to purchase a further 2.5 million shares of
EuroGas, Inc. at $2.50 USD per share.

Belmont commissioned an evaluation report by Geological Exploration and Environmental Research Services Ltd. ("GEOMEGA") of Budapest, Hungary coordinated by Dr. Frerenc Horvath. This report indicated a large potential reserve south of the Trebisov area where EuroGas has already successfully drilled and also west of the Ptruksa Field. GEOMEGA recommended that a 3D seismic survey be completed over 360 Km2 of the concession. This extensive report has been turned over to EuroGas.

Belmont will retain a 22.5% working interest in the 849.7 Km2 (209,950-acre) concession area of Eastern Slovakia. In addition, EuroGas will also bear the costs of drilling the first two new wells on the concession at no cost to Belmont.

March 8, 1999 - The Company has entered into an option agreement with Mike Lavoie to acquire a 100% interest in a Lac Rocher area prospect. The agreement provides for payments of $30,000 and $25,000 and the issuance of 100,000 shares in two tranches. The prospect property is also subject to a 2% NSR. A finder's fee in cash and shares is payable.

The prospect property consists of 67 contiguous claims (1072 hectares - 4.14 sq. miles)bordering a major geological contact of gneissic rocks (south) and the volcanics (north) of the "Troilus volcano sedimentary belt". Major mining companies such as Falconbridge Limited and Noranda Inc. have now joined the staking rush in the area. The Belmont property is located approximately 10 Km NE of the Nuinsco discovery and is adjacent to claims staked by Falconbridge.

March 16, 1999 - The Company announced that it has entered into an agreement with MONTORO RESOURCES INC. ("MNQ".V), whereby Montoro has an option to earn a 50 percent interest in all 67 contingous mineral claims (1072 hectares - 4.14 sq. miles) acquired by Belmont in the Lac Rocher area of northwestern Quebec. In order to earn its interest Montoro must pay $30,000 over two months, the issuance of 50,000 shares (received) upon regulatory approval and incur a minimum $35,000 of exploration expenditures by September 30, 1999.

May 13, 1999 - Belmont has issued the second and last tranche of 50,000 shares as consideration for the 67 contiguous mineral claims located in Lac Rocher, Quebec. The final finder's fee of 5,000 shares was also issued. This completes the cash and share consideration for this property acquisition. The shares have a hold period expiring July 5, 1999.

Belmont has received confirmation from the Quebec Mining Exploration Assistance Program that their application for financial assistance will be reviewed in May. A report has been completed on the property, which outlines an exploration program for these claims in 1999.


(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Vancouver Stock Exchange:

     None

(e)  Regulatory Approval:

March 12, 1999 - The Company received from the V.S.E. approval for filing an Option Agreement dated March 5, 1999 between the Company and Mike Lavoie whereby the Company has acquired a 100% interest in 67 mineral claims located in Lac Rocher, Quebec.

March 23, 1999 - The Company received from the V.S.E. approval for filing an Option Agreement Assignment dated March 16, 1999 whereby Montoro has been granted an option to acquire 50% of Belmont's 100% interest in the Lac Rocher claims.

(f)  Working Capital:

Quarter ending working capital is in excess of $120,000 not including the Investment is Securities relating to the value of EuroGas securities that will be available for resale before year-end. The Company is actively pursuing and negotiating other acquisitions in Eastern Europe.

(g)  General:

(i) The Company engaged an U.S. legal firm to assist in preparing its annual 20-F filing with the SEC to maintain its fully reporting company status.

(ii) The Company has completed the transaction with EuroGas, Inc. ("EUGS") and has received 2,500,000 shares of EUGS.


(iii) On May 26, 1999 the Company filed Notice of its upcoming Annual General Meeting to be held July 21, 1999 at 10:30 a.m.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Belmont Resources Inc.
                                      ----------------------------
                                           (Registrant)

Date  Oct. 6,1999                  By        /s/ Gary Musil
     ---------------------            ------------------------------
                                           Secretary/Director